Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
MARCH 27, 2006
LJ INTERNATIONAL REPORTS RECORD FOURTH
QUARTER AND FISCAL 2005 RESULTS
Company’s Revenues Rise 26% for Quarter and 22% for Year;
Core Business Profit Rises 55% While New Retail Division Outperforms Forecast
HONG KONG and LOS ANGELES, March 27, 2006 — LJ International Inc. (“LJI”) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today announced financial results for the Company’s fourth quarter and fiscal year ended December 31, 2005.
Highlights of the report include:
•	Company once again exceeds expectations by beating both its earnings and EPS guidance for the fourth quarter as well as its revenue guidance for fiscal 2005, despite two upward revisions

•	Fourth quarter and full year revenues continue trend of 20%-plus growth, reaching approximately $32 million and approximately $95 million, respectively

•	Fourth quarter earnings per diluted share (EPS) rose 50% to $0.09 per diluted share

•	Core wholesale business achieved net profit equivalent to EPS of $0.37 for fiscal 2005

•	Company’s ENZO retail division beat earlier guidance with revenues of $2.5 million for fiscal 2005

•	Initial 2006 ENZO results on trend for possible breakthrough year for retail chain

•	Overall growth expected to continue with a minimum of 20% growth expected in both revenues and earnings; Early trends indicate Company could exceed last year’s growth projections

•	Company provides positive first quarter guidance
Revenues Set Record for Quarter and Year
For the fourth quarter ended December 21, 2005, revenues totaled $31.6 million, a new quarterly record and up 26% from $25.0 million in the fourth quarter of 2004. For the full year, revenues were $94.6 million, up 22% from $77.4 million in 2004.
LJI’s core wholesale business was $92.1 million, representing about 97% of 2005 revenues. The Company’s ENZO division of retail stores in China recorded $2.5 million in revenues in its first full year

LJ Intl. 4Q05/Fiscal 2005 Press Release

of operation (it began operation in late 2004). This was above the Company’s earlier guidance for ENZO revenues of approximately $2.0 million.
Chairman and CEO Cites Success of “Two-Pronged” Strategy
Yu Chuan Yih, LJI’s Chairman and CEO, commented, “The latest financial results show that the company is carrying out its two-pronged global growth strategy even more effectively than expected. First, our core wholesale business continues to produce year-over-year revenue growth of more than 20%, which is well over the expansion of the overall jewelry market. Moreover, it is highly profitable. Excluding the start-up costs of ENZO, LJI would have reported earnings per share of $0.37 a share for 2005. Second, our ENZO retail division is producing revenue growth beyond our expectations, and we expect its higher margins to become an increasingly important driver of overall profits once it passes its start-up phase and achieves profitability.”
Profit Rises on Strength of Core Business and Higher Margins From ENZO Division
Net income for the fourth quarter of 2005 rose 71%, to $1.4 million, or $0.09 per fully diluted share, from $819,000, or $0.06 per fully diluted share, in the fourth quarter of 2004. Net income for all of 2005 rose 22%, to $3.4 million, or $0.24 per fully diluted share, from $2.8 million, or $0.23 per fully diluted share, in 2004.
Overall net income was impacted by startup costs of the ENZO division, including expenses related to the opening of new retail outlets throughout China during 2005. ENZO had a net loss of ($1.8 million) on revenues of $2.5 million in 2005. LJI’s core wholesale business achieved net income of $5.2 million on revenues of $92.1 million, which is equivalent to $0.37 per fully diluted share. The Company expects ENZO to achieve breakeven results, at least at EBITDA level, by the end of this year and profitability in fiscal 2007.
The Company issued a separate press release today announcing for the first time ever, detailed financials regarding ENZO and its financial performance year-to-date. The release can be accessed through the following link: http://www.ljintl.com/site/investor2.asp?lang=en.
Company Continues to Strengthen Balance Sheet While Remaining Debt-Free
On the balance sheet, LJI’s cash and cash equivalents (including restricted cash) rose to $10.6 million from $9.6 million from the end of 2004. The Company continues to operate with virtually zero long-term debt.
20% Revenues Growth Seen for First Quarter
The Company also issued guidance for the first quarter ending March 31, 2006. For the first quarter of 2006, the Company is projecting revenues in the range of $21 million to $22 million, representing an increase of at least 20% over the first quarter of 2005. The Company is also projecting net income of approximately $300,000, up almost 21% from $249,000 in the first quarter of 2005. EPS for the quarter is expected to be approximately $0.02, even with the same period last year.
Conference Call Information
The Company will conduct a conference call on Monday, March 27, 2006 at 11:00 a.m. Eastern Time to discuss fourth quarter earnings and fiscal year 2005 results. The call will be hosted by Betty Ho, Vice President of Corporate Development. The conference call is accessible live via phone by dialing 877-

LJ Intl. 4Q05/Fiscal 2005 Press Release

407-8031, or 201-689-8031 for international callers, and asking for the LJ International Inc. call. Please call at least 10 minutes prior to the start time, or live over the Internet by logging on to the Company’s Website at www.ljintl.com. The call can also be accessed via the Internet at www.investorcalendar.com by entering the Company’s name or ticker symbol.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International Inc.
LJ International Inc. (“LJI”) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com .
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
[Financial Tables Follow]

LJ Intl. 4Q05/Fiscal 2005 Press Release

LJ International Inc
Consolidated Statements of Operations
(all numbers in thousands and in US Dollars, except per share data)

	Three Months	Three Months	Year	Year
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004
	US$ '000	US$ '000	US$ '000	US$ '000
			Audited	Audited
		(Restated)		(Restated)
Operating revenue	31,556	25,010	94,612	77,379
Cost of goods sold	(23,928)	(20,846)	(72,642)	(61,265)

Gross profit	7,628	4,164	21,970	16,114

Operating expenses
Selling, general and administrative expenses	(4,882)	(3,078)	(15,488)	(11,578)
Unrealized loss on derivatives	(96)	(539)	(88)	(482)
Depreciation	(400)	(180)	(1,368)	(1,032)

Operating income	2,250	367	5,026	3,022

Other revenue and expense
Other revenues	591	731	784	844
Interest expenses	(714)	(257)	(1,991)	(902)

Income before income taxes, minority interests, equity in results of investment securities and extraordinary gain	2,127	841	3,819	2,964
Income taxes	(448)	(113)	(739)	(277)
Minority interests in consolidated subsidiaries	(9)	—	(20)	—
Equity in results of investment securities *	(215)	91	—	133
Extraordinary (loss) gain in negative goodwill *	(15)	—	378	—

Net income	1,440	819	3,438	2,820

Net income per share
Basic	0.10	0.07	0.26	0.25
Diluted	0.09	0.06	0.24	0.23

Weighted average number of shares
Basic	14,340	12,293	13,439	11,119
Diluted	15,798	12,918	14,322	12,107
* Certain prior year amounts in the financial statements have been restated to account for the change of accounting treatment of investment securities

LJ Intl. 4Q05/Fiscal 2005 Press Release

LJ International Inc
Consolidated Balance Sheet
(all numbers in thousands and in US Dollars)

	December 31,	December 31,
	2005	2004
	US$'000	US$'000
	Audited	Audited
		(Restated)
ASSETS
Current asset
Cash and cash equivalents	4,796	3,228
Restricted cash	5,839	6,393
Trade receivables, net of allowance for doubtful accounts	24,960	15,653
Derivative	2,034	—
Investment in capital guaranteed fund	2,496	—
Inventories	55,941	36,629
Prepayments and other current assets	2,538	2,539

Total current assets	98,604	64,442
Properties held for lease, net	1,400	1,452
Property, plant and equipment, net	6,221	4,673
Due from related parties	484	491
Goodwill, net	1,521	1,521
Investment securities, net	—	1,792

Total assets	108,230	74,371

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	2,028	607
Notes payable	3,079	2,487
Capitalized lease obligation, current portion	20	19
Letters of credit, gold and others	32,643	21,911
Derivatives	3,567	1,462
Trade payables	12,168	9,553
Accrued expenses and other payables	7,280	4,631
Due to related parties	1,910	—
Income taxes payable	201	68
Deferred taxation	154	87

Total current liabilities	63,050	40,825

Long term liabilities
Capitalized lease obligation, non-current	43	58

Total liabilities	63,093	40,883

Minority interest	129	—

CAPITAL AND RESERVES
Common stocks	155	123
Additional paid-in capital	31,419	23,382
Accumulated other comprehensive loss	(156)	(151)
Unearned compensation	(19)	(37)
Retained earnings	13,609	10,171

Total shareholders’ equity	45,008	33,488

Total liabilities and shareholders’ equity	108,230	74,371